AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2006

                    INVESTMENT COMPANY ACT FILE NO. 811-21630
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                            NT ALPHA STRATEGIES FUND
                ------------------------------------------------
                                (NAME OF ISSUER)


                            NT ALPHA STRATEGIES FUND
                ------------------------------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       INVESTMENT COMPANY COMMON INTERESTS
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      ------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 CRAIG CARBERRY
                            NT ALPHA STRATEGIES FUND
                            50 SOUTH LA SALLE STREET
                             CHICAGO, ILLINOIS 60675
                                 (312) 630-6000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                  --------------------------------------------
                                   COPIES TO:
                             PHILIP H. HARRIS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of NT Alpha Strategies Fund (the "Fund") relating to an offer to purchase (the "Offer") up to $9,808,437 of common interests ("Interests") in the Fund or portions thereof pursuant to tenders by unitholders of the Fund ("Unitholders") at a price equal to the net asset value of Interests as of September 30, 2006 and originally filed with the Securities and Exchange Commission on July 18, 2006, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central Time, on August 15, 2006 (the "Expiration Date"). Pursuant to the Offer, $262,735 of Interests were tendered and accepted by the Fund, at a net asset value of $262,735 as determined as of September 30, 2006.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     NT ALPHA STRATEGIES FUND



                                                     By: /s/ Joseph W. McInerney
                                                         -----------------------
                                                         Joseph W. McInerney
                                                         President